Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended March 31, 2013

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended March 31, 2013, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 16, 2013 to a short form base shelf prospectus dated April 16, 2013.

The pro forma interest requirement on the Company’s outstanding indebtedness was $348,900,000 for the 12 months ended March 31, 2013. The Company’s income before interest and income tax for the 12 months ended March 31, 2013 was $2,064,000,000, which is, 5.92 times the Company’s pro-forma interest requirements for that year. These figures are based on the combined results of the Company’s continuing and discontinued operations for the period.